March 23, 2020

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	SavvyShares LLC

Draft Offering Statement on Form 1-A

Submitted February 12, 2020

CIK No. 0001801255

Ladies and Gentlemen:

This letter sets forth the responses of SavvyShares LLC, a Delaware limited liability company (the “Company,” “SavvyShares” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2020 (the “Comment Letter”) concerning the Company’s draft offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amended draft offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Draft Offering Statement on Form 1-A

Cover Page

1.	You state that the value of your Member Data is based on the cash paid by Luth Research to its panel members providing equivalent data. We note the table showing the current cash amounts paid by Luth Research for certain types of Member Data. Please disclose the period of time during which these cash amounts were paid and the extent to which Luth Research’s panel members participated in each type of transaction during that period. Clarify whether any of the transactions were with related parties.

Response: We have disclosed on page 42 the period of time during which the cash amounts in the table and that Luth Research has paid out to unrelated third parties amounts in all categories indicated in the table.

2.	We note that your website, which you will use as an online portal and information management tool in connection with this offering, is currently inoperative. Please tell us when you expect the website to be accessible.

Response: We advise the Staff that at the current time the SavvyShares website is not operable to the public as we are in confidential registration with the Commission. We intend to launch public access to the SavvyShares website in connection with the qualification of the Offering Statement, as the website will offer and sell the shares. We will provide the current development version of the website to the SEC staff supplementally upon request.

Summary of Information in Offering Circular, page 1

3.	Please disclose here that your only activities since inception have been organizational in nature; that you have not generated any revenues to date and will be dependent on your Manager for funding until you are able to generate significant revenues; and that you have potential conflicts of interest with Luth Research, the owner of the Manager.

Response: We have disclosed on page 1 that our only activities since inception have been organizational in nature, that we have not generated any revenues to date, that we will be dependent on our Manager for funding until we are able to generate significant revenues, and that we have potential conflicts of interest with Luth Research, the owner of the Manager.

4.	You state that you will continue to use the $0.25 Purchase Price for this offering for at least three months from the first sale of shares pursuant to this offering circular. Please disclose, if true, that the Purchase Price will continue to be determined by the cash value of equivalent Member Data contributions as established in bona fide transactions between Luth Research and its panel members providing equivalent data. Also, disclose whether you reasonably anticipate changing the Purchase Price for each type of Member Data if Luth Research changes the cash consideration for equivalent Member Data in the future.

Response: We have revised the disclosures on pages 1, 12, 18, 38, 42, to address this comment.

Risk Factors, page 4

5.	Please address in a risk factor any material risks or challenges to your offering and business that are posed by your inability to independently determine the value of, and the number of shares offered for, Member Data. In this regard, we note Luth Research is not only your founder but also your competitor and you face the risk that your competitors may adopt more aggressive pricing policies.

Response: We have updated a risk factor on page 12 to discuss the material risks and challenges that are posed by our inability to independently determine the value of, and the number of shares offered for, Member Data.

Interest of Management and Others in Certain Transactions and Conflicts of Interest, page 34

6.	We note that you may purchase rights to data from Luth Research or an affiliate to augment the Member Data in the Database. Please disclose whether there are any limitations or restrictions on the use of that data in providing services to your customers.

Response: We have updated the disclosure in the Offering Statement to note that the Company will be subject to the same limitations and restrictions on the use of such data as Luth Research or the affiliate is subject, with no additional restrictions.

Conflicts of Interest, page 35

7.	You state that the Manager or an affiliate may purchase Member Data for purposes of providing certain services to its customers. Given that payments for the Member Data will be considered revenue and therefore subject to the management fee paid to your Manager, this appears to be an effective benefit to your Manager and a potential conflict of interest. Please enhance your discussion of the conflict of interest related to this arrangement between the Manager and the company.

Response: We have enhanced our discussion of the conflict of interest related to this arrangement on page 34.

Securities Being Offered, page 36

8.	Please disclose whether the company intends to accept Member Data contributions that do not have a history of transactions between Luth Research and its panel members. If so, discuss how the company will determine the fair value of Member Data in those instances.

Response: We have disclosed on page 42 that the Company intends to accept Member Data contributions that do not have a history of transactions between Luth Research and its panel members. We have also disclosed the method the Company will use to allocate shares for such Member Data and provided an example.

Privacy Policy

Children’s Privacy, page 54

9.	You state that you do not accept Member Data from children under the age of 13. Please clarify whether you intend to accept Member Data and/or issue SavvyShares to minors aged 13 or over. If so, please add a risk factor that discusses the legal implications and consequences of operating a business that allows participation of minors.

Response: We have modified the disclosure in the Offering Statement to note that we do intend to accept any Member Data or issue shares to minors, which we define as those under age 18..

General

10.	You refer to reports published by eMarketer and ESOMAR for market and industry statistics. Please disclose the title and date of publication of each report.

Response: We have disclosed the title and date of publication of the ESOMAR report and have eliminated the statement that was attributed to eMarketer.

11.	You state that you seek to build and offer your customers access to “the world’s first . . . database of Member data owned by a community comprised of its members.” Please provide support for this assertion.

Response: We state in the Offering Statement the following: “We seek to build and offer customers access to the world’s first and largest database of Member Data (as defined herein) owned (as described in this Offering Circular) by a community comprised of its members” (emphasis added). We believe that the assertation is justified for Member Data as defined in the offering circular. More specifically, we believe that a broad-based offering of shares in exchange for data in the United States would require registration under the Securities Act of 1933 and qualification in each state where the offering is made, or exemptions from such requirements. We believe that Regulation A and the associated preemption of state qualification laws is currently the only viable path for such an offering. We know of no other registered or qualified offering of the types of Member Data we will accept in the United States. Further, our management team, which includes recognized leaders in the international data and insights industry, is not aware of any company that has an offering of this nature anywhere in the world.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Roseanne Luth
Roseanne Luth
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP